Exhibit 77C

ROYCE MICRO-CAP TRUST, INC.

At the 2012 Annual Meeting of Stockholders held on September 20, 2012, the Fund's stockholders elected four Directors, consisting of:

	Votes For	Votes Withheld
*Charles M. Royce	25,694,436	559,772
*G. Peter O’Brien	25,681,753	572,455
**Patricia W. Chadwick	2,151,603	35,923
**David L. Meister	2,148,112	39,414

*Common Stock and Preferred Stock voting together as a single class
**Preferred Stock voting as a separate class